Via Facsimile and U.S. Mail
Mail Stop 6010

November 27, 2006

Timothy C. Tyson
President and Chief Executive Officer
Valeant Pharmaceuticals International
3300 Hyland Avenue
Costa Mesa, CA 92626

Re: Valeant Pharmaceuticals International
Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-Q for the Quarterly Period Ended June 30, 2006
File Number: 001-11397

Dear Mr. Tyson:

We have completed our review of your above Forms 10-K and 10-Q and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief